1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                    No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date December 14, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular together with the enclosed form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1) CONNECTED TRANSACTION:

ACQUISITION OF THE MINING RIGHTS OF ZHAOLOU COAL MINE;

AND

(2) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

Independent financial adviser to the Independent Board Committee and the Independent Shareholders of Yanzhou Coal Mining Company Limited

CLSA Equity Capital Markets Limited

A letter from the board of Directors of Yanzhou Coal Mining Company Limited (the “Company”) is set out on pages 4 to 12 of this circular. A letter from the Independent Board Committee is set out on pages 13 and 14 of this circular. A letter from CLSA Equity Capital Markets Limited containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 15 to 28 of this circular.

A notice dated 14 December 2007 convening the Extraordinary General Meeting of the Company to be held at the Company’s headquarters in Zoucheng city, Shandong Province, the People’s Republic of China, at 9:00 a.m. on 30 January 2008 is set out at the end of this circular. Whether or not you are able to attend the Extraordinary General Meeting, you are strongly urged to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, please return it to Hong Kong Registrars Limited at 17/F. Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting should you so wish.

14 December 2007

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“Acquisition”	the acquisition of the mining rights of the Zhaolou Coal Mine by Heze Neng Hua from the Parent Company;

“Acquisition Agreement”	the conditional agreement dated 4 December 2007 entered into between Heze Neng Hua and the Parent Company for the Acquisition;

“ADSs”	American depositary shares, each representing ownership of 50 H Shares, which are listed on New York Stock Exchange Inc.;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each which are listed on the Shanghai Stock Exchange;

“Board”	the board of Directors of the Company;

“CLSA”	CLSA Equity Capital Markets Limited;

“Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Completion”	completion of the Acquisition in accordance with the terms of the Acquisition Agreement;

“Conditions”	the conditions precedent for the completion of the Acquisition, as described in greater detail in the section entitled “The Acquisition Agreement”;

“Deloitte”	Deloitte Touche Tohmatsu Certified Public Accountants, Hong Kong, the Company’s auditors;

“Directors”	the directors of the Company;

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be held on 30 January 2008 or any adjournment thereof for the Independent Shareholders to approve the Acquisition and the proposed amendment to the articles of association;

DEFINITIONS

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC and a 95.67% non-wholly owned subsidiary of the Company;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Independent Board Committee”	a committee of the Board established for the purpose of considering the Acquisition, comprising the independent non-executive Directors who are independent in respect of the Acquisition;

“Independent Shareholders”	Shareholders other than the Parent Company and its associates, and who are not involved in, or interested in the Acquisition;

“Sallmanns”	Sallmanns (Far East) Limited, an independent valuer appointed by the Company to assess the value of the mining rights of Zhaolou Coal Mine;

“Latest Practicable Date”	12 December 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular;

“MLR”	The Ministry of Land & Resources of PRC;

“NDRC”	, National Development and Reform Commission of the PRC;

“Parent Company”	Yankuang Corporation Group Limited, a wholly State-owned corporation and the controlling shareholder of the Company holding 52.86% of the total share capital of the Company;

DEFINITIONS

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Purchase Price”	the purchase price for the Acquisition, being RMB747.3 million (or equivalent to approximately HK$786.4 million);

“Shares”	A Shares and H Shares in the share capital of the Company;

“Shareholders”	the holders of Shares of the Company;

“Shandong SASAC”	State owned Assets Supervision and Administration Commission under the Shandong Provincial People’s Government;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“sq. km.”	square kilometres;

“tonnes”	metric tonnes; and

Note:	Where amounts in Hong Kong dollars have been derived from Renminbi, such translations are for the convenience of the reader only, and except as otherwise indicated, have been made at the rate of RMB0.95 to HK$1.00. No representation is made that Renminbi amounts could have been or could be converted into Hong Kong dollars at this rate or any other rate or at all.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Wang Xin	298 South Fushan Road
Geng Jiahuai	Zoucheng
Yang Deyu	Shandong Province
Shi Xuerang	PRC
Chen Changchun	Postal Code: 273500
Wu Yuxiang
Wang Xinkun	Principal place of business in Hong Kong:
Zhang Baocai
Dong Yunqing	Rooms 2608-10
26/F, The Center
Independent Non-executive Directors:	99 Queen’s Road Central
Pu Hongjiu	Hong Kong
Cui Jianmin
Wang Xiaojun
Wang Quanxi
14 December 2007

To the Shareholders

Dear Sir or Madam,

(1) CONNECTED TRANSACTION:

ACQUISITION OF THE MINING RIGHTS OF ZHAOLOU COAL MINE;

AND

(2) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

The Board announced that Heze Neng Hua, a subsidiary of the Company, and the Parent Company entered into the Acquisition Agreement on 4 December 2007 for the conditional Acquisition, subject to completion, by Heze Neng Hua of the mining rights of Zhaolou Coal Mine for the Purchase Price of RMB747.3 million (or equivalent to approximately HK$786.4 million). The Purchase Price was arrived at after arm’s length negotiations between the Company and the Parent Company based on the valuation prepared by Sallmanns, as set out in Appendix I of this circular, with reference to the market conditions as well as other financial and operational factors of Zhaolou Coal Mine. The

LETTER FROM THE BOARD

mining rights to be acquired in the Acquisition is one of necessary certifications for Heze Neng Hua to proceed with the commencement of coal production after the completion of the infrastructure construction of Zhaolou Coal Mine, which is expected to commence in the second half year of 2008.

As the Parent Company is the controlling shareholder of the Company and a connected person of the Company, the Acquisition constitutes a connected transaction for the Company pursuant to the Hong Kong Listing Rules. As one of the percentage ratios of the Acquisition is above 2.5%, the Acquisition is subject to the approval of the Independent Shareholders at the EGM to be convened and the Parent Company and its associates will abstain from voting at the EGM. The Independent Board Committee has also been formed to consider the Acquisition and the letter from the Independent Board Committee to the Independent Shareholders is included in this circular. CLSA has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition. The letter of advice of CLSA to the Independent Board Committee and the Independent Shareholders is included in this circular.

In addition, the Board proposes to amend Article 158 of the articles of association of the Company to reduce the quorum requirement for the independent non-executive Directors to independently engage external auditors and consultants to provide audit and consultation services for specific matters of the Company. Article 158 currently provides that the consent of all independent non-executive Directors is required for such purposes. For better corporate governance purposes, the Board proposes that the quorum be reduced to half or more of the total number of independent non-executive Directors.

The purpose of this circular is:

(i)	to provide you with updated information relating to construction of Zhaolou Coal Mine and more detailed information in relation to the Acquisition and the proposed amendments to the articles of association;

(ii)	to set out the letter of advice from CLSA to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee on the Acquisition as advised by CLSA;

(iii)	to seek your approval of the Acquisition; and

(iv)	to seek your approval of the proposed amendment of Article 158 of the articles of association.

LETTER FROM THE BOARD

UPDATED INFORMATION ON ZHAOLOU COAL MINE

Heze Neng Hua was established by the Parent Company in October 2002. Upon approval by the independent shareholders of the Company at the extraordinary general meeting of the Company held on 19 August 2005, the Company acquired 95.67% of the equity interest in Heze Neng Hua from the Parent Company for RMB584.01 million. The registered capital of Heze Neng Hua is RMB600 million, which is held as to 95.67% (representing RMB574 million) by the Company, 3.33% (representing RMB20 million) by Shandong Bureau of Coal Geology and 1% (representing RMB6 million) by Ministry of Coal Industry Jinan Design & Research Institute. In April 2007, the Board passed a resolution to increase the registered capital of Heze Neng Hua to RMB1,500 million, whereby the equity interest of the Company in Heze Neng Hua increased to 96.67% (representing RMB 1,450 million), the equity interest of Shandong Bureau of Coal Geology decreased to 1.33% (representing RMB 20 million) and the equity interest held by Ministry of Coal Industry Jinan Design & Research Institute rise up to 2% (representing RMB 30 million). The proposed increase in registered capital of Heze Neng Hua is pending confirmation by the Shandong Provincial Administration of Industry and Commerce.

Prior to the acquisition of the 95.67% equity interest in Heze Neng Hua by the Company in 2005, the Parent Company had already obtained the exploration rights of Zhaolou Coal Mine, which was granted by the MLR in March 2004, and had commenced the construction works of Zhaolou Coal Mine in early 2005 with the approval by the NDRC. At the time of the acquisition of the 95.67% equity interest in Heze Neng Hua, the Parent Company was seeking the approvals from the relevant authorities for the grant of the mining rights and the relevant land use rights for Zhaolou Coal Mine. Subsequent to the acquisition of the 95.67% equity interest in Heze Neng Hua, the Parent Company obtained the mining rights for Zhaolou Coal Mine in June 2006 and is in a position to transfer, subject to approval by the Shandong SASAC and the MLR, such mining rights to Heze Neng Hua. Particulars of the mining right permit of Zhaolou Coal Mine obtained by the Parent Company are as follows:

Certificate Number	Mining Right Permit Grant Date	Validity Period	Mining Right Expiry Date	Total Mining Area	Annual Production
		(years)		(sq. km.)	(tonnes)
1000000610087	June 2006	30	June 2036	143.364	3 million

LETTER FROM THE BOARD

THE ACQUISITION AGREEMENT

As stated above, the Company acquired 95.67% equity interest in Heze Neng Hua in 2005. Pursuant to the acquisition agreement dated 16 November 2004 relating to the acquisition of the 95.67% equity interest in Heze Neng Hua and as supplemented by a supplemental agreement dated 28 June 2005, the Parent Company has irrevocably undertaken that if it obtains the mining rights of Zhaolou Coal Mine, Heze Neng Hua shall have the right at the initiative of Heze Neng Hua to purchase such mining rights from the Parent Company within twelve months from the date of acquisition of such mining rights by the Parent Company.

In June 2006, the Parent Company obtained the mining right permit of Zhaolou Coal Mine from the MLR. In accordance with the above agreements, the Company appointed Sallmanns to assess the value of the mining rights of Zhaolou Coal Mine for the purpose of determining the Purchase Price for such mining rights. Heze Neng Hua entered into the conditional Acquisition Agreement with the Parent Company for the Acquisition on 4 December 2007. The Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms. Based on the valuation report prepared by Sallmanns and with reference to the market conditions as well as other financial and operational factors of Zhaolou Coal Mine, the Purchase Price of the mining rights of Zhaolou Coal Mine was determined RMB747.3 million (equivalent to approximately HK$786.4 million).

A summary of the principal terms and conditions of the Acquisition Agreement is as follows:

1.	Purchase Price

The Purchase Price shall be RMB747.3 million;

2.	Conditions Precedent

Completion of the Acquisition Agreement is subject to, among others, the following conditions precedent:

(1)	approval by the board of the Parent Company;

(2)	approval by the board and shareholders’ meeting of Heze Neng Hua;

(3)	approval by the Board and Shareholders at a general meeting of the Company; and

(4)	approval by the relevant State-owned assets supervision and administration organization and/or resources and mining supervisory authorities governing the transfer of the mining rights of Zhaolou Coal Mine, and/or other authorities (if any).

LETTER FROM THE BOARD

3.	Completion and Payment

Completion of the Acquisition Agreement is subject to satisfaction of the conditions precedent. Upon satisfaction of the conditions precedent, payment of the Purchase Price shall be paid by Heze Neng Hua to the Parent Company within 10 days of the registration of the mining rights of Zhaolou Coal Mine in the name of Heze Neng Hua with the relevant government authorities. The Directors currently estimate that the Acquisition will be completed in or before June 2008.

4.	Other Terms

The Parent Company represents and warrants, among other things, that:

(1)	from the signing of the Acquisition Agreement to the due registration of the mining right permit in the name of Heze Neng Hua, the mining rights of Zhaolou Coal Mine are valid, free from any dispute, encumbrances, mortgages or other third party rights;

(2)	all mining rights usage fee, mining right premium, mineral resource compensation fee and other applicable fees and expenses have been duly paid in accordance with the provisions of relevant laws and regulations; and

(3)	the Parent Company shall be responsible for the usage fee, compensation, taxes and other applicable fees and expenses relating to the mining right permit from the date of the Acquisition Agreement to the completion of registration of mining right permit in the name of Heze Neng Hua.

The Board believes that the Purchase Price has been determined on an arm’s length basis and that the terms of the Acquisition Agreement are fair and reasonable insofar as the Company and the Independent Shareholders are concerned and the Acquisition is in the interests of the Company and Shareholders as a whole.

FINANCIAL IMPACT OF THE ACQUISITION ON THE COMPANY

The Purchase Price is intended to be financed by Heze Neng Hua out of the existing cash balance and loans.

The Acquisition is one of prerequisites to commence coal production at Zhaolou Coal Mine. The Board believes that the Acquisition and the subsequent commencement of production of Zhaolou Coal Mine will enhance the profitability of the Group.

LETTER FROM THE BOARD

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Company’s strategy is to sustain long-term earnings growth by (i) acquiring or investing in newly developed mines; (ii) acquiring existing and operating mines; (iii) enhancing the operating efficiency and lowering costs of its existing operations; and (iv) increasing reserves and sales of high quality coal and actively pursuing new geographical segments.

The reasons and principal benefits of the Acquisition are:

(a)	the Acquisition is one of prerequisites to commence coal production at Zhaolou Coal Mine;

(b)	the Acquisition is in line with the strategy of the Company to develop its core business lines. The Acquisition is expected to enhance the scale and production of the Company and to provide further opportunities to expand its operation;

(c)	The coal resources in Zhaolou Coal Mine contain mainly prime quality 1/3 coking coal and gas coal, the supply of which is tight in the market; and

(d)	the Acquisition will expand the total reserve base of high quality coal of the Company and will provide the Company with further opportunity to exploit the Longwall Top Coal Caving technology.

The Directors are not aware of any reason why the Company shall not proceed with the Acquisition.

FURTHER BACKGROUND INFORMATION ON ZHAOLOU COAL MINE AND THE MINING RIGHTS

Located in the central part of Juye Coalfield, Zhaolou Coal Mine is approximately 22 km from Yuncheng County in the north and approximately 13 km from Juye County in the east. Juye Coalfield is located in the south-western part of Shandong Province and is well served by an efficient transportation network and abundant supply of labour force. Zhaolou Coal Mine has a surface area of 144.89 sq. km. The principal seam being targeted (seam no. 3) has an average seam depth of approximately 900 meters and a typical thickness of 7 to 9 metres. The main types of coal that will be produced at Zhaolou Coal Mine include  1/3 coking coal and gas coal. The principal working seam contains coal products which are low in ash and sulphur, and high in volatile and specific energy. Based on a reserve report prepared by Shandong Institute of Coal Geological and Engineering Exploration in July 2003, the recoverable reserve of Zhaolou Coal Mine was estimated at 254.1 million tonnes. According to the Feasibility Study Report prepared by Jinan Institute of Design and Research of Coal Industry Department, Zhaolou Coal Mine will have an estimated economic mine life of 60.5 years, with an annual production capacity of approximately 3 million tonnes. The mining technology to be deployed at Zhaolou Coal Mine is the Longwall Top Coal Caving mining method.

LETTER FROM THE BOARD

The total costs for the Parent Company to obtain the exploration rights and then the mining rights of Zhaolou Coal Mine amounted to approximately RMB222 million. The mining rights were applied for by and then directly granted by MLR to the Parent Company as a wholly State-owned enterprise. Pursuant to applicable PRC laws and regulations relating to State-owned assets and coal resources, since the mining rights represent State-owned assets, transfer of such rights has to be based on market price as determined by an independent valuer.

The Company has appointed Sallmans to evaluate the valuation of the mining rights of Zhaolou Coal Mine, who has estimated the value of the mining rights of Zhaolou Coal Mine at RMB756 million. The valuation report was prepared by Sallmans according to Hong Kong Accounting Standard 38 – Intangible Assets (“HKAS 38”) and the international valuation standards issued by International Valuation Standards Committee and on a fair value basis using the discounted cash flow method. Your attention is drawn to the information contained in the valuation report of Sallmanns, including the key assumptions of the valuation, which is set out in Appendix I to this circular. Deloitte, the Company’s auditors, has viewed the cash flow forecasts underlying the valuation report of Sallmanns in accordance with Rule 14.62 of the Hong Kong Listing Rules. A copy of the letter from Deloitte on the cash flow forecasts is set out in Appendix II to this circular.

As of the date of this circular, MLR has approved Heze Neng Hua to go through the land expropriation procedure regarding the lands of Zhaolou Coal Mine according to laws. Heze Neng Hua is currently applying for the land use right certificate from the relevant government authorities.

In the circular dated 30 June 2005 by the Company to its Shareholders at the time of acquisition of the 95.67% equity interest in Heze Neng Hua, it was disclosed that the total investment required for the development of Zhaolou Coal Mine had been estimated to be approximately RMB1.5 billion. Based on the unaudited records of Heze Neng Hua, as at 30 November 2007, the total amount invested for the infrastructure of Zhaolou Coal Mine was approximately RMB1,042 million and the Directors estimate that the total investment upon completion will not be materially different from the original estimated total investment, but may increase or decrease therefrom. It is expected that the completion of construction and formal commencement of production at Zhaolou Coal Mine will be in the second half year of 2008.

LETTER FROM THE BOARD

INFORMATION ON THE COMPANY AND THE PARENT COMPANY

The Company is primarily engaged in underground coal mining, preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-sulphur coal, which are suitable for large-scale power plant as steam coal, metallurgical production as coal to be used with coking coal and for use in pulverized coal injection.

The Parent Company is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in businesses such as coal production, heating power, mining equipments, cement, building materials, coal chemical and machinery processing. As at the date of this circular, the Parent Company is the controlling shareholder of the Company, holding 2,600,000,000 Shares of the Company, representing 52.86% of the total share capital of the Company and hence a connected person of the Company.

RECOMMENDATIONS

The Independent Board Committee, having considered the interests of the Independent Shareholders and the advice of CLSA, considers that the Purchase Price and terms of the Acquisition Agreement are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders vote in favour of the resolution to approve the Acquisition Agreement and the steps required on the part of the Company to implement the Acquisition at the EGM.

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

For better corporate governance purposes, the Board proposes to amend Article 158 of the articles of association of the Company to reduce the quorum requirement for the independent non-executive Directors to independently engage external auditors and consultants to provide audit and consultation services to them for specific matters in relation to the Company. Article 158 currently provides that the consent of all independent non-executive Directors is required for the engagement of external auditors and consultants for such purposes. The Board proposes that the quorum be reduced to half or more of the total number of independent non-executive Directors.

It is proposed that Article 158, which currently reads:

“With the consent of all the independent directors, the independent directors may engage external auditors and consultants independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be borne by the Company.”

LETTER FROM THE BOARD

be amended as follows:

“With the consent of half or more of the total members of independent directors, the independent directors may engage external auditors and consultants independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company.”

EXTRAORDINARY GENERAL MEETING

The Acquisition is subject to the approval by way of ordinary resolution of the Independent Shareholders at the EGM to be convened and the Parent Company and its associates will abstain from voting regarding the Acquisition at the EGM. The proposed amendment to article 158 of the articles of association of the Company has to be approved by way of special resolution of the Shareholders at the EGM. The Parent Company and its associates are entitled to vote at such resolution.

A notice of EGM is set out on pages 44 to 46 of this circular. A form of proxy and a reply slip are also enclosed. Please refer to the notice of EGM for further details of the resolutions and carefully read the instructions printed on the enclosed form of proxy and reply slip.

GENERAL

Your attention is drawn to the letter from CLSA, the independent financial adviser to the Independent Board Committee, on pages 15 to 28 of this circular. Your attention is also drawn to the further information including the valuation report by Sallmanns and the comfort letter by Deloitte, the Company’s auditors, set out in the Appendices to this circular.

Yours faithfully

By order of the Board

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Registered office:

298 South Fushan Road

Zoucheng

Shandong Province

PRC

Postal Code: 273500

Principal place of business

    in Hong Kong:

Rooms 2608-10

26/F, The Center

99 Queen’s Road Central

Hong Kong

14 December 2007

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION:

ACQUISITION OF THE MINING RIGHTS OF ZHAOLOU COAL MINE

We refer to the circular of the Company to the Shareholders dated 14 December 2007 (“Circular”), of which this letter forms part. Terms defined therein shall have the same meanings when used in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the Acquisition is in the interests of the Company and whether the Purchase Price and the terms of the Acquisition Agreement are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

CLSA has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee regarding the Purchase Price and the terms of the Acquisition Agreement. Details of CLSA’s advice, together with the principal factors taken into consideration in arriving at such advice, are set out in its letter on pages 15 to 28.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Your attention is also drawn to the letter from the Board set out on pages 4 to 12 and the additional information set out in the Appendices.

Having taken into account the terms of the Acquisition Agreement and having considered the interests of the Independent Shareholders and the advice of CLSA, we consider that the Purchase Price and the terms of the Acquisition Agreement are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolution approving the Acquisition Agreement and the steps required on the part of the Company to implement the Acquisition.

Yours faithfully, Yanzhou Coal Mining Company Limited
Pu Hongjiu Wang Xiaojun	Cui Jianmin Wang Quanxi
Independent Board Committee

LETTER FROM CLSA

14 December 2007

To the Independent Board Committee

and the Independent Shareholders of Yanzhou Coal Mining Company Limited

Dear Sirs,

CONNECTED TRANSACTION

ACQUISITION OF THE MINING RIGHTS OF ZHAOLOU COAL MINE

INTRODUCTION

We refer to our engagement pursuant to which CLSA Equity Capital Markets Limited (“CLSA”) has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Acquisition, details of which are contained in the circular dated 14 December 2007 (the “Circular”) issued by the Company to its Shareholders, is on normal commercial terms, in the ordinary and usual course of the business of the Group, and is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

This letter has been prepared for inclusion in the Circular. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

The Acquisition constitutes a connected transaction for the Company under the Hong Kong Listing Rules and, pursuant to the provisions thereof, is subject to, among other things, approval by the Independent Shareholders at the EGM.

In formulating our opinion with regard to the Acquisition, we have relied on the information, opinions and facts supplied, and representations made to us by the Directors and representatives of the Company (including those contained or referred to in the Circular). We have assumed that all such information, opinions, facts and representations, which have been provided to us by the Directors and representatives of the Company, and for which they are wholly responsible, are true and accurate in all material respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of dispatch of the Circular.

LETTER FROM CLSA

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Acquisition and to justify our recommendation, relying on the accuracy of the information provided in the Circular as well as to provide a reasonable basis for our advice. It is not within our terms of reference to comment on the commercial feasibility of the Acquisition, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms and conditions of the Acquisition. Our opinion with regard to the terms and conditions thereof has been made on the assumption that all obligations to be performed by each of the parties to the Acquisition will be fully performed in accordance with the terms and conditions thereof. Further, we have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information, facts and representations provided, or the reasonableness of the opinions expressed, to us by the Company, its Directors and its representatives. We have not, however, made any independent verification of the information and facts provided, representations made or opinions expressed by the Company, its Directors and its representatives, nor have we conducted any form of independent investigation into the business affairs or assets and liabilities of the Company. Accordingly, we do not warrant the accuracy or completeness of any such information.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated, and on the information publicly available to us, as of the date of this opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders. As a result, circumstances could develop prior to completion of the Acquisition that, if known to us at the time we rendered our opinion, would have altered our opinion.

In addition, our opinion is also subject to the following qualifications:

a)	we are instructed to act as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Acquisition. As such, the scope of our review, and consequently, our opinion does not include any statement or opinion as to the commercial merits or strategic rationale of the Acquisition from any other point of view;

b)	we do not express any opinion or statement as to whether any similar terms or transactions akin to the terms proposed for the Acquisition are or might be available from any independent third parties, nor as to whether any independent third parties might offer similar transactions;

c)	it is not possible to confirm whether or not the Acquisition is in the interests of each individual Independent Shareholder and each Independent Shareholder should consider his/her/its vote on the merits or otherwise of the Acquisition in light of his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspectives offered in this letter) as well as his/her/its own investment objectives;

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d)	in preparing this letter and in giving any opinion or advice, we have only had regard to the Acquisition and necessarily circumstances thereof in connection with the Acquisition only, and not in connection with any other business plan, strategy or transaction, past or present, with regard to the Company or the Group as a whole, which falls beyond the scope of our opinion in connection with the Acquisition;

e)	we express no opinion as to whether the Acquisition will be completed nor whether it will be successful;

f)	nothing contained in this letter should be construed as us expressing any view as to the trading price or market trends of any securities of the Company at any particular time;

g)	nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities of the Company; and

h)	we were not requested to and did not provide advice concerning the structure, the specific amount of consideration, the timing, pricing, size, feasibility, or any other aspects of the Acquisition.

This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Acquisition and, except for its inclusion in the Circular and for references thereto in the letter from the Independent Board Committee set out in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

CLSA is licensed by the Hong Kong Securities and Futures Commission to undertake Types 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO and we, together with our affiliates, provide a full range of investment banking and brokerage services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company, its subsidiaries or its substantial shareholder (as defined in the Listing Rules) for our own account and the accounts of customers. CLSA will receive a fee from the Company for rendering this opinion. The Company has also agreed to indemnify CLSA and certain related persons against liabilities and expenses in connection with this engagement.

LETTER FROM CLSA

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration, inter alia, each of the following principal factors and reasons set out below. Our conclusions are based on the results of all analyses taken as a whole.

1.	The Acquisition

On 4 December 2007, the Company announced that Heze Neng Hua, a currently 95.67% owned subsidiary of the Company (which is to become a 96.67% owned subsidiary of the Company upon completion of a proposed increase of its registered capital and the obtaining of necessary government approvals), had entered into the Acquisition Agreement with the Parent Company. Pursuant to the Acquisition Agreement, Heze Neng Hua conditionally agreed to acquire the mining rights of Zhaolou Coal Mine (the “Zhaolou Mining Rights”) for a consideration of RMB747.3 million (equivalent to approximately HK$786.4 million) from the Parent Company.

2.	The Acquisition Agreement

The Acquisition Agreement was entered into pursuant to (i) the acquisition agreement entered into between the Company and the Parent Company on 16 November 2004 for the conditional acquisition of a 95.67% equity interest in Heze Neng Hua (the “Heze Acquisition Agreement”) and (ii) a supplemental agreement entered into between the Company and the Parent Company on 28 June 2005 following the execution of the Heze Acquisition Agreement (the “Supplemental Agreement”).

The Acquisition Agreement was entered into pursuant to an irrevocable undertaking by the Parent Company contained in the Supplemental Agreement. As set out in the Supplemental Agreement, the Parent Company has irrevocably undertaken that Heze Neng Hua shall have the right to purchase the mining rights of the Zhaolou Coal Mine within 12 months from the date on which such mining rights are obtained by the Parent Company. It was further agreed in the Supplemental Agreement that the purchase price for the relevant mining rights shall be based on the value appraised by a qualified independent PRC valuer jointly appointed by the Parent Company and Heze Neng Hua and as endorsed by the applicable PRC government authorities.

The Purchase Price of the Acquisition was determined to be RMB747.34 million (equivalent to approximately HK$786.4 million), which was arrived at after arm’s length negotiations between the Company and the Parent Company and was based on the valuation report prepared by Sallmanns with reference to the market conditions as well as other financial and operational factors relating to Zhaolou Coal Mine.

As stated in the Letter from the Board, the Acquisition Agreement will take effect subject to the fulfillment of the following conditions:

a)	approval of the Acquisition by the board of the Parent Company;

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b)	approval of the Acquisition by the board and shareholders’ meeting of Heze Neng Hua;

c)	approval of the Acquisition by the Board and Shareholders at a general meeting of the Company; and

d)	approval by the relevant State owned assets supervision and administration organization, and/or resources and mining supervisory authorities governing the transfer of the mining rights of Zhaolou Coal Mine, and /or other authorities (if any).

Pursuant to the Acquisition Agreement, the Purchase Price shall be paid by Heze Neng Hua to the Parent Company within 10 days of the registration of the mining rights of Zhaolou Coal Mine in the name of Heze Neng Hua with the relevant government authorities.

The Acquisition Agreement also includes various representations and warranties provided by both parties. In particular, the Parent Company represents and warrants, among other things, that:

a)	from the execution of the Acquisition Agreement to the due registration of the mining rights permit in the name of Heze Neng Hua, the mining rights of Zhaolou Coal Mine are valid, free from any dispute, encumbrances, mortgages or other third party rights;

b)	all mining rights usage fee, mining right premium, mineral resource compensation fee and other applicable fees and expenses have been duly paid in accordance with the provisions of relevant laws and regulations; and

c)	the Parent Company shall be responsible for the usage fee, compensation, taxes and other applicable fees and expenses relating to the mining right permit from the date of the Acquisition Agreement to the completion of registration of mining right permit in the name of Heze Neng Hua.

Please refer to the Letter from the Board contained in the Circular for further information in relation to the Acquisition Agreement.

We are advised by the Directors that the Acquisition Agreement was negotiated and entered into on an arm’s length basis between Heze Neng Hua and the Parent Company.

3.	Additional Background of the Acquisition

We understand from the Directors that, at the time when the Company acquired the 95.67% equity interest in Heze Neng Hua (the “Heze Acquisition”), as the Parent Company had been granted the exploration rights for the Zhaolou Coal Mine and was at the time seeking approval from the relevant authorities for the grant of the Zhaolou Mining Rights, it was not feasible for the Company to acquire the Zhaolou Mining Rights as a part of or together with the Heze Acquisition. As a result, the Heze Acquisition Agreement and the

LETTER FROM CLSA

Supplemental Agreement contained various provisions to protect the interests of the Company and to avoid the risk that the Company may suffer material loss or damage as a result of any failure to obtain the relevant mining rights at a later stage.

As the Acquisition was effected following the Heze Acquisition and the Acquisition Agreement was entered into pursuant to the Heze Acquisition Agreement and the Supplemental Agreement, we are of the view that the Acquisition and the previous Heze Acquisition constitute two parts of one entire transaction. As such, we have reviewed the provisions contained in the Heze Acquisition Agreement and the Supplemental Agreement that are relevant to the Acquisition. We note, in particular, the following:

•

Prior to the Heze Acquisition, in order for the Parent Company to obtain the relevant exploration rights for the Zhaolou Coal Mine, an amount of RMB228.6 million, being a portion of the relevant fees and expenses involved, was paid by Heze Neng Hua on behalf of the Parent Company, as a prepayment to Shandong Bureau of Coal Geology ( ). The Supplemental Agreement provides that the Parent Company shall repay the full amount of such RMB228.6 million payment to Heze Neng Hua upon completion of the Heze Acquisition. We are advised by the Directors that the Parent Company repaid such amount in full in December 2005.

•

Pursuant to the Supplemental Agreement, the Parent Company has irrevocably undertaken that the Group shall have the right to purchase the Zhaolou Mining Rights within 12 months from the date on which such mining rights are obtained by the Parent Company. As we understand that the Parent Company obtained the Zhaolou Mining Rights in June 2006, the Company was entitled to exercise its rights to enter into the Acquisition Agreement on or before June 2007. We are advised by the Directors that the Company notified the Parent Company in March 2007 of its intention to exercise the purchase right under the Supplemental Agreement to acquire the Zhaolou Mining Rights and the Parent Company subsequently commenced initial communications with the relevant government authorities governing the transfer of the relevant mining rights before any formal acquisition agreement can be entered into. We are further advised by King & Wood, the Company’s PRC legal advisers, that the actual execution of the Acquisition Agreement, while after the expiration of the purchase rights, represents a formal acknowledgement by both parties of the Parent Company’s relevant irrevocable undertakings contained in the Supplemental Agreement. The relevant terms and conditions of the Acquisition Agreement are consistent with the relevant provisions contained in the Supplemental Agreement.

•

The Supplemental Agreement provides that the Parent Company and the Group shall jointly appoint a qualified independent valuer to assess the value of the Zhaolou Mining Rights for the purpose of determining the Purchase Price for such mining rights. We note that the Company has engaged Sallmanns, a qualified valuer that is independent from the Company and the Parent Company, to determine an independent opinion on the fair value of the mining rights of Zhaolou Coal Mine. In addition, we are advised by the Directors that the Parent Company has engaged Beijing Jingwei Assets

LETTER FROM CLSA

Valuation Company Limited (“Jingwei”), a State-approved independent PRC valuer, to value the Zhaolou Mining Rights pursuant to relevant PRC laws and regulations governing the transfer of State-owned assets and mining resources. We are further advised by the Directors that the appointment of Jingwei was made by the Parent Company in consultation with Heze Neng Hua and the Company.

•

Pursuant to the Supplemental Agreement, the Company has agreed with the Parent Company that, after completion of Heze Acquisition, if any of the following does not occur, the Company shall have the right to unwind the Heze Acquisition (the “Sell-back Option”):

(a)	the receipt of all necessary approvals, on or before 30 June 2006, by Heze Neng Hua of the land use rights associated with the Zhaolou Coal Mine and its related facilities;

(b)	the receipt of all necessary approvals, on or before 30 June 2006, by the Parent Company in relation to the Zhaolou Mining Rights;

(c)	the granting of approval of the Acquisition by the Independent Shareholders of the Company at the time of the proposed acquisition of the Zhaolou Mining rights from the Parent Company; or

(d)	any other factors resulting in the proposed acquisition of the Zhaolou Mining Rights from the Parent Company failing to occur on or before 30 June 2006.

We note that Heze Neng Hua is still in the process of applying for the land use right certificate from the relevant government authority in relation to the Zhaolou Coal Mine. It has already obtained approvals from the MLR to proceed with the necessary land expropriation procedures regarding the land belonging to the Zhaolou Coal Mine according to relevant laws and paid some of the relevant fees prescribed by the government in relation to the land use rights. Heze Neng Hua is still in the process of applying for the land use right certificate from the relevant government authorities and the Directors are of the view that there should not be any impediment for Heze Neng Hua to obtain the relevant land use right certificates in relation to the Zhaolou Coal Mine.

We are advised by King & Wood, the Company’s PRC legal advisers, that, under the Supplemental Agreement, if the Company fails to obtain Independent Shareholders’ approval in relation to the Acquisition or for any other reason fails to complete the Acquisition, the Company will continue to have the right to unwind the Acquisition at any time and subsequently request the Parent Company to (i) refund the purchase price in relation to the Heze Acquisition; (ii) refund any additional net capital injected into Heze Neng Hua; and (iii) pay an amount by way of compensation by the Parent Company representing a compound annual return of 10% per annum on the sum of (i) and (ii).

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4.	Information on Zhaolou Coal Mine and the Relevant Mining Rights

Heze Neng Hua:

Pursuant to the Heze Acquisition Agreement and the Supplemental Agreement, the Company acquired a 95.67% equity interest in Heze Neng Hua from the Parent Company in 2005. Heze Neng Hua was established in October 2002 by the Parent Company as a vehicle to conduct the initial preparation of the coal mines at the Juye coalfields in Shandong Province and Zhaolou Coal Mine is one of the major coal mines located in at the central part of the Juye coalfield. We are advised by the Directors that Juye coalfield is well served by an efficient transportation network and abundant supply of labour.

Heze Neng Hua currently has a registered capital of RMB600 million, which is held as to 95.67% by the Company. On 20 April 2007, the Board passed a resolution to increase the registered capital of Heze Neng Hua from RMB600 million to RMB1,500 million, subject to obtaining necessary approvals from the Shandong Provincial Administration of Industry and Commerce. Upon completion of the capital increase, Heze Neng Hua shall be held as to 96.67% by the Company. We are further advised by the Directors that pursuant to the Board resolution to increase the registered capital of Heze Neng Hua from RMB600 million to RMB1,500 million, the Company has already made an actual contribution of its portion of additional paid-in capital, being approximately RMB876 million, to the account of Heze Neng Hua by the end of July 2007. While we note that the increase of registered capital of Heze Neng Hua is still subject to capital verification and completion of necessary registration procedures with the Shandong Provincial Administration of Industry and Commerce (“Shandong SAIC”), we are advised by King & Wood, the Company’s PRC legal advisers, that, under PRC laws and regulations, as there is no legal impediment for Heze Neng Hua to complete capital verification and effect changes in registration with Shandong SAIC in relation to the proposed capital increase, the payment of additional paid-in capital by the Company would not create any legal risks for the Company.

Zhaolou Coal Mine:

As disclosed in the Company’s circular dated 30 June 2005 in relation to the acquisition of equity interest in Heze Neng Hua and the Circular, Zhaolou coal mine is located at the central part of the Juye Coalfield in Shandong Province and is approximately 22 km from Yuncheng County in the north and approximately 13 km from Juye County in the east. The coal mine has a surface area of 144.89 sq. km. and the principal seam being targeted (seam No. 3) has an average seam depth of approximately 900 metres and a typical thickness of 7 to 9 metres.

The main types of coal that will be produced at the Zhaolou coal mine include  1/3 coking coal and gas-coal. The principal working seam contains coal products which are low in ash, sulphur and phosphorus, and high in volatile and specific energy. The designed annual production of Zhaolou coal mine is 3 million tonnes per annum. According to reserve report prepared by Shandong Institute of Coal Geological and Engineering Exploration in July 2003, the recoverable reserve of Zhaolou Coal Mine

LETTER FROM CLSA

was estimated to be approximately 254.1 million tonnes. According to the Feasibility Study Report prepared by Jinan Institute of Design and Research of Coal Industry, based on (i) an annual production of 3 million tonnes and (ii) the recoverable resources of 254.1 million tonnes, the estimated economic life of Zhaolou Coal Mine is approximately 60.5 years.

The development of the Zhaolou Coal Mine started at the beginning of 2004 with the Parent Company obtaining the exploration rights relevant to Zhaolou Coal Mine in March 2004. The construction work of Zhaolou Coal Mine started in 2005 with the approval by the NDRC. As disclosed in the Company’s circular dated 30 June 2005, it was originally expected that Zhaolou Coal Mine would commence coal production in December 2007. However, we are advised by the Directors that it is now planned that Zhaolou Coal Mine will complete construction and commence coal production in the second half of 2008. We are further advised by the Directors that such delay in the development timetable for Zhaolou Coal Mine was mainly due to (i) delayed transportation of construction materials which are necessary for the coal mine infrastructure construction due to road repairs and (ii) longer than expected timing in obtaining necessary approvals in relation to land and water usage (which, as advised by the Directors, have already been obtained as at the Latest Practicable Date) of Zhaolou Coal Mine.

Zhaolou Mining Rights:

The Parent Company obtained the exploration rights and then the mining rights of Zhaolou Coal Mine at a total cost of approximately RMB222 million. The mining rights were applied for by and then directly granted by MLR to the Parent Company as a State-owned enterprise and hence were not subject to valuation at that time.

We understand that the mining rights permit in relation to Zhaolou coal mine is valid for a period of 30 years expiring in June 2036. It covers a total mining area of 143.36 square kilometers and permits an annual production of 3 million tonnes of coal. We understand from the Directors that, where residual reserves remain after the expiration of the term of the mining rights, Heze Neng Hua is entitled under existing PRC laws and regulations to apply for an extension of the mining permit for additional terms.

5.	Rationale for the Acquisition

We are advised by the Directors that obtaining the Zhaolou Mining Rights is one of the prerequisites to commencing coal production at Zhaolou Coal Mine and thus the Acquisition is necessary to proceed with coal production at Zhaolou Coal Mine, subject to the final completion of infrastructure construction and the subsequent obtaining of relevant coal production safety permits and coal production permit. The Directors believe that the Acquisition and the subsequent commencement of production of Zhaolou Coal Mine will enhance the profitability of the Group.

LETTER FROM CLSA

As disclosed in the Circular, the Company’s strategy is to sustain long-term earnings growth by (i) acquiring or investing in newly developed mines; (ii) acquiring existing and operating mines; (iii) enhancing the operating efficiency and lowering costs of its existing operations; and (iv) increasing reserves and sales of high quality coal and actively pursuing new geographical segments.

The Directors have stated that the reasons for and principal benefits of the Acquisition are as follows:

(a)	the Acquisition of the mining rights one of the prerequisites to commence coal production at Zhaolou Coal Mine;

(b)	the Acquisition is in line with the strategy of the Company to develop its core business lines. The Acquisition is expected to enhance the scale and production of the Company and to provide further opportunities to expand its operation;

(c)	the coal resources in Zhaolou Coal Mine contain mainly prime quality 1/3 coking coal and gas coal, the supply of which is tight in the market; and

(d)	the Acquisition will expand the total reserve base of high quality coal of the Company and will provide the Company with the further opportunity to exploit the Longwall Top Coal Caving technology, a proprietary technology of the Company, which will enhance operating efficiency.

Given that obtaining the Zhaolou Mining Rights is one of the prerequisites for the Company to commence coal production at Zhaolou Coal Mine, and after taking into consideration the Company’s strategy and the nature of the Company’s business, we are of the view that the Acquisition is entered into in the ordinary and usual course of the business of the Company and is in the interests of the Company and the Shareholders as a whole.

6.	Funding of the Acquisition

As disclosed in the Letter from the Board, the Purchase Price is intended to be financed by Heze Neng Hua by a combination of its internal cash resources and external bank borrowings. We have been provided with the balance sheet of Heze Neng Hua as at 30 June 2007 prepared based on its unaudited management accounts and in accordance with the generally accepted accounting principles of the PRC and note that Heze Neng Hua had a cash and cash equivalent balance of RMB546.93 million as at 30 June 2007. We are further advised by the Directors that Heze Neng Hua has discussed with certain Chinese banks, such as the Zhoucheng Branch of Bank of China, which has confirmed its intention to provide necessary bank facilities to fund the Acquisition if required by Heze Neng Hua. Based on the above, we are of the view that the Company would have sufficient resources to fund the Acquisition.

LETTER FROM CLSA

7.	The Purchase Price and Valuation:

As stated in the Letter from the Board contained in the Circular, the Purchase Price, being approximately RMB747.3 million or approximately HK$786.4 million, was arrived at after arm’s length negotiations between the Company and the Parent Company and was based on the valuation report prepared by Sallmanns with reference to the market conditions as well as other financial and operational factors in relation to Zhalou Coal Mine.

The Company has engaged Sallmanns, a qualified valuer that is independent from the Company and the Parent Company, to conduct a valuation of the Zhaolou Mining Rights so as to determine the fair value of the Zhaolou Mining Rights. Such valuation was conducted using the discounted cash flow method and in accordance with Hong Kong Accounting Standards and international valuation standards to provide the Company and the Company’s auditors with a reference in considering the accounting implications of the Acquisition. According to the valuation report prepared by Sallmanns, the fair value of the Zhaolou Mining Rights is RMB756 million (or equivalent to approximately HK$796 million) as at 31 October 2007. As such, the Purchase Price represents a slight discount of approximately RMB8.7 million (representing a discount rate of approximately 1.15%) to the fair value of the Zhaolou Mining Rights as valued by Sallmanns.

We note that the Purchase Price of RMB747.3 million or approximately HK$786.4 million is also equal to the valuation of the Zhaolou Mining Rights conducted by Jingwei. As disclosed in the Circular, the Zhaolou Mining Rights were applied for by and then directly granted by MLR to the Parent Company and represent State-owned assets. Pursuant to applicable PRC laws and regulations relating to state assets and coal resources, the transfer of such mining rights is required to be based on a market price as determined by an independent valuer with qualifications endorsed by the PRC government. As such, the Parent Company engaged Jingwei, a State-approved qualified independent PRC valuer, to value the Zhaolou Mining Rights in accordance with relevant prevailing laws, regulations and valuation guidelines in the PRC.

We are advised by the Directors that, pursuant to the relevant provisions set out in the Interim Regulation on the management of Mineral Rights Assignment and Transfer
( ) promulgated in November 2000, the appraised value of the mining rights shall be the minimum transfer price for transfer of State-owned mining rights. As such, the Purchase Price of the acquisition of the Zhaolou Mining Rights is in line with our understanding of the above PRC regulation and would represent the minimum level acceptable to the PRC government authorities.

We are further advised by the Directors that key operating assumptions relied on by each of Jingwei and Sallmanns in preparing their respective valuation report, such as the recoverable resources, the annual production volume and the estimated economic life of the underlying coal mine, the prices of coal and the relevant production costs, are identical.

Given the sophisticated technical knowledge and expertise involved in the valuation of mining rights as an intangible asset and the various technical / geological specifications required in the valuation process, we are of the view that the valuation methodologies commonly used for the valuation of the acquisition of an asset or a business venture, such as

LETTER FROM CLSA

the comparable company trading analysis, and / or the comparable transaction analysis, are not as applicable or meaningful as otherwise they would be, for evaluation of the Acquisition. As such, in reviewing the Purchase Price and the Valuation, we have relied on the valuation reports issued by Sallmanns and Jingwei respectively, to analyze the Acquisition and the Purchase Price and have not conducted a company trading analysis or a comparable transaction analysis for inclusion in our letter as a basis of our opinion.

Given that (i) the Purchase Price was determined based on the valuation of the Zhaolou Mining Rights as conducted by Sallmanns in accordance with Hong Kong Accounting Standards and represents a slight discount to the fair value of Zhaolou Mining Rights as valued by Sallmanns; and that (ii) the Purchase Price represents the minimum purchase price acceptable to the PRC government authorities for the transfer of Zhaolou Coal Mine, we are of the view that the Purchase Price is fair and reasonable and in the interests of the Shareholders as a whole.

SUMMARY

Having considered the above principal factors and reasons, we draw your attention to the following in arriving at our conclusion:

a)	the fact that the Acquisition was entered into pursuant to the exercise of a right granted by the Parent Company under the Supplemental Agreement;

b)	the representation made by the Board that (i) the Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms, and (ii) the terms of the Acquisition Agreement and the Purchase Price are fair and reasonable insofar as the Company and the Shareholders are concerned;

c)	the Directors’ view that (i) the Acquisition is necessary for the commencement of coal production by Zhaolou Coal Mine; (ii) the development of Zhaolou Coal Mine is in line with the Company’s strategy and will expand the reserve base of high quality coal of the Company and (iii) the development of Zhaolou Coal Mine will also provide the Company with further opportunity to exploit the LTCC technology, a proprietary technology of the Company, which will enhance operating efficiency;

d)	the Directors’ belief that the Acquisition and the subsequent commencement of production of Zhaolou Coal Mine will enhance the profitability of the Group;

e)	the Purchase Price was based on the valuation report prepared by Sallmanns and represents a slight discount of approximately RMB 8.7 million (representing a discount rate of approximately 1.15%) to the fair value of the Zhaolou Mining Rights as valued by Sallmanns;

f)	the Purchase Price is equal to the valuation of the Zhaolou Mining Rights as conducted by Jingwei, a qualified independent PRC valuer appointed by the Parent Company in consultation with Heze Neng Hua and the Company; and

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g)	the Purchase Price is in line with our understanding of the above PRC regulation and would represent the minimum purchase price acceptable to the PRC government authorities.

RECOMMENDATION

Having considered all the above principal factors and reasons, we consider as the date hereof that:

a)	based on (i) our review and analysis of the terms of the Acquisition (including in particular the conditionality of the Acquisition and the fact that the Purchase Price represents the minimum price acceptable to the PRC government authorities) and hence our conclusion drawn therefrom that the Acquisition was entered into on terms no less favourable to the Company than those that would be available to or from independent third parties (although we express no opinion as to whether any such terms would be available from any independent third parties); and (ii) the Directors’ representation that the Acquisition was negotiated and entered into on an arm’s length basis, the terms of the Acquisition are on normal commercial terms;

b)	based on our consideration of the Company’s strategy, the nature of the Company’s business and the nature of the asset that underlies the Acquisition, the Acquisition is entered into in the ordinary and usual course of the business of the Company; and

c)	based on (i) our review of the terms of the Acquisition, including terms as to payment of the Purchase Price and conditionality of the Acquisition, (ii) the fact that obtaining the Zhaolou Mining Rights is a prerequisite for the Company to commence coal production at Zhaolou Coal Mine, and (iii) our analysis of the Purchase Price (as set out in the section entitled “7. the Purchase Price and Valuation” of this letter), the terms of the Acquisition are fair and reasonable and in the interests of the Company and its Shareholders (including the Independent Shareholders) as a whole, accordingly, we would advise the Independent Board Committee to recommend to the Independent Shareholders to vote in favour of the Acquisition at the extraordinary general meeting of the Company to be convened on 30 January 2008, at 9:00 a.m. at the Company’s headquarters in Zoucheng City, Shandong Province, People’s Republic of China.

LETTER FROM CLSA

This letter is provided to the Independent Board Committee and the Independent Shareholders of the Company in connection with and for the purposes of their evaluation of the Acquisition. The opinion contained in this letter is intended to provide only one of the bases on which the Independent Board Committee may make their recommendation to the Independent Shareholders on how to vote, and on which the Independent Shareholders may decide how to vote, in respect of the Acquisition. In the event of inconsistency, the English text of this letter shall prevail over the Chinese text. This letter may not be disclosed, referred to, or communicated (in whole or part) to any third party for any purpose whatsoever except with our prior written approval. This letter may be reproduced in full in the Circular but may not otherwise be disclosed publicly in any manner without our prior written approval.

Yours faithfully,
For and on behalf of
CLSA Equity Capital Markets Limited
Philip Gregory
Director of Investment Banking

APPENDIX I	VALUATION REPORT

Corporate valuation and consultancy	22nd Floor
www.sallmanns.com	Siu On Centre
188 Lockhart Road
Wanchai, Hong Kong
Tel : (852) 2169 6000
Fax : (852) 2528 5079

3 December 2007

The Directors

Yanzhou Coal Mining Company Limited

No. 298 Fushan South Road, Zoucheng, Shandong

P.R.C

Dear Sirs,

In accordance with your instructions, we have undertaken an investigation and analysis to determine an independent opinion on the fair value of the mining right in Zhaolou Coal Mine ( ) (the “Mining Right”), which is wholly-owned by Yankuang Corporation Group Limited (“Yankuang” or the “Company”), as at 31 October 2007 (the “Valuation Date”). The report which follows is dated 3 December 2007 (the “Report Date”).

The scope of our work is to estimate the value of the Mining Right in accordance with Hong Kong Accounting Standard 38 – Intangible Assets (“HKAS 38”) for the purpose of providing a reference to you or Yanzhou Coal Mining Company Limited (“Yanmei”) and your auditors to consider the accounting implications under the provisions in Hong Kong Financial Reporting Standard 3 – Business Combinations (“HKFRS 3”).

BASIS OF VALUE

Our valuation was carried out on a fair value basis. Fair value is defined as “the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.”

BASIS OF OPINION

We have conducted our analysis in accordance with HKAS38 and the international valuation standards issued by International Valuation Standards Committee. The analysis procedures employed include a review of physical and economic conditions of the subject asset, an assessment of key assumptions, estimates, and representations made by the proprietor or the operator of the subject asset. All matters we consider essential to the proper understanding of the analysis are disclosed in the valuation report.

The following factors form an integral part of the results of this valuation:

Assumptions on the market and the asset made by management;

APPENDIX I	VALUATION REPORT

Consideration and analysis on the micro and macro economy affecting the subject asset;

Analysis on tactical planning, management standard of the subject asset;

Analytical review of the subject asset; and

Assessment of the leverage and liquidity of the subject asset.

We planned and performed our analysis so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to derive the results. We believe that the analysis procedures we employed provide a reasonable basis for our report.

BACKGROUND

Yanmei Heze Neng Hua Company Limited ( ), a 95.67% non-wholly owned subsidiary of Yanmei, entered into a purchasing agreement with the Company to purchase the Mining Right of Zhaolou Coal Mine (the “Mine”).

Yanmei is principally engaged in underground coal mining, preparation and processing, sales, and railway transportation of coal. Its coal products are exported to East Asian countries, such as Japan and South Korea. In 2006, net export sales of coal accounted for 20.8% of Yanmei’s total net sales of coal. Domestic sales of Yanmei’s coal products are concentrated in Eastern China, especially in Shandong Province. Most of its domestic coal sales were made to power plants, metallurgical mills, chemical plants and fuel companies. In 2006, it sold a total of 34.66 million tons of coal.

Yankuang is a solely State-owned corporation and is principally engaged in businesses such as coal production, heating power, mining equipments, cement, building materials, coal chemical and machinery processing. The Company is the controlling shareholder of Yanmei with 52.86% of its total share capital.

In June 2006, Yankuang acquired the Mining Right of the Mine from The Ministry of Land & Resources of PRC (MLR). This licence covers an area of 144.89 square kilometers, and will expire in Jun 2036. The Mine is located at the midland of Juye minefield, 22 km southeast of Yuncheng county seat ( ), and 13 km west of Juye county seat, Shandong Province. According to the Reconnaissance Report ( ) (the “Reconnaissance Report”) prepared by Shandong Institute of Coal Geological and Engineering Exploration ( ) in July 2003, the Mine has a reserve of 449 million tonnes of coal, and 254.1 million tonnes are minable. As informed by Yanmei’s management and specified in the Feasibility Study Report of the Mine (“Feasibility Study Report”), which is prepared by Jinan Institute of Design and Research of Coal Industry Department ( ), it will take about four years to complete the construction. The Mine will have an annually processing capacity of approximately 3 million tonnes of coal.

APPENDIX I	VALUATION REPORT

VALUATION METHODOLOGY

In arriving at our assessed value, we have considered three common approaches to value, namely, the market approach, cost approach and income approach.

In our opinion, the market approach and cost approach are inappropriate for valuing the Mining Right. Firstly, the market approach requires market transactions of comparable assets as an indication of value. However, there are no current market transactions that are comparable to the subject asset. Secondly, the cost approach does not directly incorporate information about the economic benefits associated with ownership of the asset.

In this study, the fair value of the Mining Right was developed through the application of the income approach technique known as the discounted cash flow method to develop the future value of the Mine operation into a present value as of the Valuation Date. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to the operation of the Mine.

Under this method, value depends on the present worth of future economic benefits to be derived from the projected sales income. Indications of value have been developed by discounting projected future net cash flows available for payment of shareholders’ interest to their present worth at discount rates which in our opinion are appropriate for the risks of the business. In considering the appropriate discount rate to be applied, we have taken into account a number of factors including the current cost of finance and the considered risk inherent in the business.

ASSUMPTIONS

In determining the value of the Mining Right, the following key assumptions have been made:

•	It is assumed that the projected business will be conducted according to the proposed production plan of the Mine and can be achieved with the effort of Company’s management.

•

Given the future development plan of the Mine, which is designed by Jinan Institute of Design and Research of Coal Industry Department ( ) and provided to us by the Company, we have relied on the management representation on the future production plan in our analysis model.

•

In order to realise the future economic benefits of the business and maintain a competitive edge, manpower, equipment and facilities are necessary to be employed. For the valuation exercise, we have assumed that all proposed facilities and systems will work properly and will be sufficient for future operation.

APPENDIX I	VALUATION REPORT

•

We have been provided with copies of statutory documents, operation licences and other project documents. We have assumed such information to be reliable and legitimate. We have relied to a considerable extent of such information provided in arriving at our opinion of value.

•	We have assumed that there will be no material change in the existing political, legal, technological, fiscal or economic condition which may adversely affect the operation of the Mine.

DISCOUNT RATE

In applying the discounted cash flow method, it is necessary to determine an appropriate discount rate for the subject asset. The discount rate represents an estimate of the rate of return required by a third party investor for an investment of this type. The rate of return expected from an investment by an investor relates to perceived risk.

Consideration of risk also involves elements such as quality of management, degree of liquidity, and other factors affecting the rate of return acceptable to a given investor in a specific investment. An adjustment for risk is an increment added to a base rate to compensate for the extent of risk believed to be involved in the investment.

We have used the Capital Asset Pricing Model (the “CAPM”) in evaluating the appropriate discount rate for the Mining Right.

VALUATION COMMENTS

The valuation of an interest in an intangible asset, such as the Mining Right, requires consideration of all relevant factors affecting the operation of the Mine and its ability to generate future investment returns. The factors considered in the valuation included, but were not limited to, the following:

•	the nature of the business;

•	the financial condition of the business and the economic outlook in general;

•	the operational contracts and agreements in relation to the business;

•	the projected operating results, and;

•	the financial and business risk of the enterprise including the continuity of income and the projected future results.

We wish to highlight that although Yankuang has a detailed production plan to mine and process the coal deposits from the Mine, it is crucial for the Company to employ the necessary workers and management team in order to realise the objectives outlined in the production plan.

APPENDIX I	VALUATION REPORT

The conclusion of value is based on accepted valuation procedures and practices that rely substantially on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained. Further, while the assumptions and consideration of such matters are considered to be appropriate, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Yankuang and Sallmanns.

VALUATION CONCLUSION

Based on the investigation and analysis outlined above, we are of the opinion that the fair value of the Mining Right as at 31 October 2007 is reasonably stated at the amount of RMB756 million (RENMINBI SEVEN HUNDRED AND FIFTY SIX MILLION).

LIMITING CONDITIONS

This report is issued subject to our Limiting Conditions as attached.

For and on behalf of
Sallmanns (Far East) Limited
Simon M.K. Chan
CPA
Director

APPENDIX I	VALUATION REPORT

LIMITING CONDITIONS

1.	In the preparation of our valuation reports, we relied on the accuracy, completeness and reasonableness of the financial information, assumptions and other data related to the Company, provided to us by the Company and/or its representatives. We did not carry out any work in the nature of an audit and neither are we required to express an audit or viability opinion. We take no responsibility for the accuracy of such information. The responsibility for determining fair value rests solely with the Company and our valuation reports were only used as part of the Company’s analysis in reaching their conclusion of value.

2.	We have explained as part of our service engagement procedure that it is the director’s responsibility to ensure proper books of accounts are maintained, and the financial information give a true and fair view and have been prepared in accordance with the relevant companies ordinance.

3.	Public information and industry and statistical information have been obtained from sources we deem to be reputable; however we make no representation as to the accuracy or completeness of such information, and have accepted the information without any verification.

4.	The management of the Company has reviewed and agreed on the valuation report and confirmed that the basis, assumptions, calculations and results are appropriate and reasonable.

5.	Sallmanns (Far East) Ltd. shall not be required to give testimony or attendance in court or to any government agency by reason of this valuation, with reference to the project described herein unless prior arrangements have been made.

6.	No opinion is intended to be expressed for matters which require legal or other specialised expertise or knowledge, beyond what is customarily employed by valuers.

7.	The use of and/or the reliance on the valuation report is subject to the terms of our engagement letter/proposal and the full settlement of the fees.

8.	Our conclusions assume continuation of prudent management policies over whatever period of time that is considered to be necessary in order to maintain the character and integrity of the assets valued.

9.	We assume that there are no hidden or unexpected conditions associated with the subject matter under review that might adversely affect the reported review result. Further, we assume no responsibility for changes in market conditions after the Valuation Date. We cannot provide assurance on the achievability of the results forecasted by the Company because events and circumstances frequently do not occur as expected; difference between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans and assumptions of management.

APPENDIX I	VALUATION REPORT

10.	This valuation report has been prepared solely for the use of the directors. The valuation report should not be otherwise referred to, in whole or in part, or quoted in any document, circular or statement in any manner, or distributed in whole or in part or copied to any their party without our prior written consent. We shall not under any circumstances whatsoever be liable to any third party except where we specifically agreed in writing to accept such liability.

11.	This report is confidential to the client and the opinion of value expressed herein is valid only for the purpose stated in the engagement letter/or proposal as of the valuation date. In accordance with our standard practice, we must state that this report and valuation exercise is for the use only by the party to whom it is addressed and no responsibility is accepted with respect to any third party for the whole or any part of its contents.

12.	Where a distinct and definite representation has been made to us by party/parties interested in the assets valued, we are entitled to rely on that representation without further investigation into the veracity of the representation if such investigation is beyond the scope of normal business valuation work.

13.	We are not environmental consultants or auditors, and we take no responsibility for any actual or potential environmental liabilities exist, and the effect on the value of the asset is encouraged to obtain a professional environmental assessment. We do not conduct or provide environmental assessments and have not performed one for the subject property.

14.	This report and the conclusion of value arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. Furthermore, the report and conclusion of value are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. The conclusion of value represents the consideration based on information furnished by the Company and other sources.

APPENDIX II	LETTER FROM DELOITTE

14 December 2007

The Directors

Yanzhou Coal Mining Company Limited

298 Fushan South Road

Zoucheng, 273500

Shandong Province

People’s Republic of China

Dears Sirs,

We have reviewed the calculation of the cash flow forecasts underlying the asset valuation on the mining right of the Zhaolou Mine owned by Yankuang Group Corporation Limited (the “Zhaolou Mine”) (hereinafter referred to as the “Underlying Forecast”) as of 31 October 2007 as set out in the letter from the Board of Directors included in the circular of Yanzhou Coal Mining Company Limited (“the Company”) dated 14 December 2007.

Responsibilities

The Directors of the Company are responsible for the Underlying Forecast. Because the Underlying Forecast relates to cash flows, no accounting policies of the Company have been adopted in its preparation. The Underlying Forecast has been prepared using a set of assumptions (the “Assumptions”) that include hypothetical assumptions about future events and management actions that may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different form the Underlying Forecast and the variation may be material. The Directors of the Company are responsible for the reasonableness and validity of the Assumptions.

It is our responsibility to form an opinion, based on our work on the calculation of the Underlying Forecast and to report our opinion solely to you, as a body, solely for the purpose of reporting under paragraph 29(2) of Appendix 1B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and for no other purpose. We have not reviewed, considered or conducted any work on the reasonableness and the validity of the Assumptions and express no opinion whatsoever thereon. We accept no responsibility to any other person in respect of, arising out of, or in connection with our work.

Summary of our work

We conducted our work with reference to Auditing Guideline 3.341 “Accountants’ Reports on Profit Forecasts” issued by the Hong Kong Institute of Certified Public Accountants. We reviewed the arithmetical accuracy of the Underlying Forecast. Our work has been undertaken solely to assist the Directors of the Company in evaluation whether the Underlying Forecast, so far as the calculations are concerned, has been properly compiled on the basis of the Assumptions made. Our work does not constitute any valuation of the Zhaolou Mine.

APPENDIX II	LETTER FROM DELOITTE

Opinion

Based on the review of the arithmetical accuracy of the Underlying Forecast, so far as the calculations are concerned, the Underlying Forecast has been properly compiled on the basis of the Assumptions made.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

APPENDIX III	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and supervisors of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors, chief executive or supervisors of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Name	Title	Number of A Shares held as at the Latest Practicable Date (shares)
Yang Deyu	Vice Chairman of the Board and General Manager	20,000

Wu Yuxiang	Director and Chief Financial Officer	20,000

Meng Xianchang	Chairman of the Supervisor Committee	20,000

Song Guo	Vice Chairman of the Supervisor Committee	1,800

All the interests disclosed above represent long position in the shares of the Company.

APPENDIX III	GENERAL INFORMATION

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no other persons (not being a director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of substantial shareholder	Class of shares	Number of shares held Capacity		Type of interest	Percentage in the relevant class of issued share capital	Percentage in the total issued share capital
Yankuang Group Corporation Limited	Domestic Shares (state-owned legal person share)	2,600,000,000(L)	Beneficial Owner	Corporate	87.84%(L)	52.86%(L)

JP Morgan Chase & Co. H Shares		206,809,176(L) (including 73,288,299(P)) 80,929,090(S)	Beneficial Owner, Investment manager and Custodian corporation/ Approved lending agent	Corporate	10.56%(L) 4.13%(S)	4.20%(L) 1.65%(S)

UBS AG	H Shares	148,825,341(L) 16,878,100(S)	Beneficial Owner, Security interests and Interests of controlled corporations	Corporate	7.60%(L) 0.86%(S)	3.03%(L) 0.34%(S)

Penta Investment Advisers Limited	H Shares (Note 2)	140,108,000(L)	Investment manager	Corporate	7.15%(L)	2.85%(L)

Zwaanstra John	H Shares (Note 2)	140,108,000(L)	Interests of controlled corporations	Corporate	7.15%(L)	2.85%(L)

Templeton Asset Management Ltd.	H Shares	137,300,000(L)	Investment manager	Corporate	7.01%(L)	2.79%(L)

Halbis Capital Management (Hong Kong) Limited	H Shares	117,728,400(L)	Investment manager	Corporate	6.01%(L)	2.39%(L)

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.
2.	These shares were held indirectly by Penta Investment Advisers Limited through its controlled corporations. Mr. John Zwaanstra was deemed to be interested in these shares through his 100% control of Penta Investment Advisers Limited.

APPENDIX III	GENERAL INFORMATION

3.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up to.

4.	LITIGATION

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (the “Entrusted Loan”). The Higher People’s Court of Shandong Province arranged and auctioned the 289 million shares of the 360 million shares held by Lianda Group Limited, the guarantor of the Entrusted Loan, in Huaxia Bank Company Limited (“Huaxia Shares”) in accordance with the relevant laws on 6th September, 2005 to repay the Company the principal, interest, penalty interest and relevant expenses of the Entrusted Loan (the “Creditor’s Rights and Interests”). The final auction price was RMB3.5 per Huaxia Share and the total final auction amount was RMB1,011.5 million. As at the Latest Practicable Date, the transfer of the Huaxia Shares to the successful bidder was subject to the qualification review process by China Banking Regulatory Commission (“CBRC”).

The Company is aware that while the successful bidder of Huaxia Shares is undergoing the process of qualification review by CBRC, Shandong RunHua Group Company Limited (“RunHua Group”), a private enterprise, started legal proceedings in another action for the transfer of 240 million shares in Huaxia Bank Company Limited held by Lianda Group Limited to it.

The Supreme People’s Court of the People’s Republic of China has recently mediated the above-mentioned two cases. According to its mediation plan, RunHua Group shall voluntarily guarantee the realization of the Entrusted Loan due to the Company. Of the 289 million Huaxia Shares frozen by the Company, 200 million Huaxia Shares shall be transferred to RunHua Group specifically for the purpose of enabling RunHua Group to finance settlement of debt. In addition, 200 million Huaxia Shares held under the name of RunHua Group and 89 million Huaxia Shares held under the name of Lianda Group should remain attached and frozen by the Company. The Company received the adjudication by the Higher People’s Court of Shandong Province on 20 November 2007. The transfer of the 200 million Huaxia Shares has already been implemented by the Higher People’s Court of Shandong Province, and the procedures for the Company to continue the attachment have been completed. The Company considers that the above-mentioned arrangement for the provision of relevant guarantee and transfer of shares to RunHua Group is beneficial to the Company for recovery of the principal, interest, penalty interest and the relevant expenses of the Entrusted Loan.

Save as disclosed above, none of the members of the Group was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

APPENDIX III	GENERAL INFORMATION

5.	CONSENTS OF EXPERTS

The following experts have given and have not withdrawn their written consents to the issue of this circular with the inclusion of their letters or statements and references to their names in the form and context in which they appear:

Names	Qualifications

CLSA Equity Capital	A licensed corporation under the SFO, licensed to conduct
Markets Limited	Types 4 and 6 regulated activities under the SFO

Deloitte Touche Tohmatsu	Certified public accountants

Sallmanns (Far East)	Professional surveyors and valuers
Limited

As at the Latest Practicable Date, the above experts were not beneficially interested in the share capital of any member of the Group nor did they have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, none of above experts had any direct or indirect interest in any assets which have been, since 31 December 2006 (being the date to which the latest published audited financial statements of the Group were made up) acquired or disposed or by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

Each of the above experts has given its consent and has not withdrawn its consent to the issue of this circular with the inclusion of its letter of advice or valuation report, as the case may be, and references to its name in the form and context in which it appears.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with the Company or any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

7.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors, Supervisors, proposed directors or proposed supervisors of the Company had any interest in any assets which have been, since 31 December 2006 (being the date to which the latest published audited financial statements of the Group were made up), acquired or disposed by or leased to any member of the Group, or were proposed to be acquired or disposed by or leased to any member of the Group.

APPENDIX III	GENERAL INFORMATION

As at the Latest Practicable Date, none of the Directors or Supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other then being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.	PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 113 of the articles of association of the Company, at any Shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:

(a)	by the chairman of the meeting;

(b)	by at least two (2) Shareholders present in person or by proxy entitled to vote thereat;

(c)	by one (1) or more Shareholders present in person or by proxy and representing 10 % or more of all shares carrying the right to vote at the meeting, before or after a vote is carried out by a show of hands.

The demand for a poll may be withdrawn by the person who demands the same.

10.	MISCELLANEOUS

(a)	Mr. Zhang Baocai is the Company Secretary and Board Secretary of the Company.

(b)	Pursuant to the waiver granted by the Hong Kong Stock Exchange to the Company from strict compliance with Rule 3.24 of the Hong Kong Listing Rules in relation to the appointment of a qualified account to the Company dated 21 December 2004, the Company has arranged Mr. Ng Kwok Tung, a certified public accountant in Hong Kong recognized by the Hong Kong Institute of Certified Public Accountants, to provide assistance to Mr. Wu Yuxiang in the discharge of his duties as a qualified accountant under the Hong Kong Listing Rules.

(c)	As at the date of this circular, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

APPENDIX III	GENERAL INFORMATION

(d)	The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(e)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

11.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 31 December 2007:

(a)	the Acquisition Agreement;

(b)	the letter of recommendation from the Independent Board Committee of the Company to the Independent Shareholders as set out in this circular;

(c)	the valuation report on the mining rights of Zhaolou Coal Mine prepared by Sallmanns;

(d)	the written consents from experts referred to in paragraph 5 of this appendix; and

(e)	the articles of association of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “Extraordinary General Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at the Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. on 30 January 2008 for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions.

ORDINARY RESOLUTION

“THAT:

(a)	the terms of the Acquisition Agreement entered into between Heze Neng Hua and the Parent Company for the Acquisition, a copy of which has been produced to the meeting marked “A” and signed by the chairman of the meeting for identification purposes, and all the transactions contemplated therein, are hereby approved and confirmed; and

(b)	the execution of the Acquisition Agreement by the directors of the Company be and is hereby approved, confirmed and ratified and the directors of the Company (or any one of them) be and are hereby authorized on behalf of the Company to do all such acts and things, to sign and execute all such further documents and to take such steps as the directors of the Company (or any one of them) may in their absolute discretion consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Agreements or any of the transactions contemplated thereunder and all other matters incidental thereto;

(c)	for the purpose of this resolution:

“Acquisition” means the acquisition of the mining rights of Zhaolou Coal Mine by Heze Neng Hua from the Parent Company;

“Acquisition Agreement” means a conditional agreement dated 4 December 2007 entered into between Heze Neng Hua and the Parent Company in relation to the acquisition of the mining rights of Zhaolou Coal Mine by Heze Neng Hua from the Parent Company;

NOTICE OF EXTRAORDINARY GENERAL MEETING

“Heze Neng Hua” means (Yanmei Heze Neng Hua Company Limited), a company with limited liability incorporated under the laws of the People’s Republic of China and a non wholly-owned subsidiary, whose 95.67% equity interests is held by the Company; and

“Parent Company” means Yankuang Corporation Group Limited, a wholly State-owned enterprise and a controlling shareholder of the Company holding 52.86% of the total share capital of the Company.”

SPECIAL RESOLUTION

“THAT:

The fourth item of Article 158 of the Company’s articles of association which reads:

“With the consent of all the independent directors, the independent directors may engage external auditors and consultants independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be borne by the Company”

be amended to read as:

“With the consent of half or more of the total members of independent directors, the independent directors may engage external auditors and consultants independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be borne by the Company”.”

By Order of the Board
Wang Xin
Chairman

Zoucheng, Shandong, PRC, 14 December, 2007

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members which is maintained by Hong Kong Registrars Limited at the close of business on 31 December, 2007 are entitled to attend the Extraordinary General Meeting after completing the registration procedures for attending the Extraordinary General Meeting.

(B)	Holders of H shares, who intend to attend the Extraordinary General Meeting, must deliver the completed reply slips for attending the Extraordinary General Meeting to the Office of the Secretary of the Board no later than 9 January, 2008. In addition to the foregoing:

(1)	such holders of H shares shall deliver copies of instruments of transfer, share certificates and their own identity cards to the Office of the Secretary of the Board; and

(2)	in case such holders are represented by proxies, they shall also deliver the instrument appointing the proxies and copies of the documents of identity of the proxies to the Office of the Secretary of the Board.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Shareholders can deliver the necessary documents for registration by the Company in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Extraordinary General Meeting and despatch copies of Extraordinary General Meeting admission cards to shareholders by post or by facsimile. When attending the Extraordinary General Meeting, Shareholders or their proxies may exchange copies or facsimile copies of the Extraordinary General Meeting admission cards for the original Extraordinary General Meeting admission cards.

Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of H shares who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Extraordinary General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. For holders of H shares, the power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited no less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from 1 January 2008 to 30 January, 2008, during which time no transfer of H shares will be registered. Holders of H shares who wish to attend and vote at the Extraordinary General Meeting must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited no later than 4:00 p.m. 31 December, 2007.

Hong Kong Registrars Limited’s address is as follows:

17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

(F)	Shareholders attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310